Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-203074

April 26, 2016

Crown Castle International Corp.

$250,000,000 3.400% Senior Notes due 2021

$750,000,000 3.700% Senior Notes due 2026

April 26, 2016

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated April 26, 2016, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. The pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 27, 2015 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle International Corp.

Security Description:	3.400% Senior Notes due 2021 (the “2021 Notes”) 3.700% Senior Notes due 2026 (the “2026 Notes”)

Ratings*:	Baa3 / BBB- / BBB- (Stable / Stable / Stable)

Distribution:	SEC-registered

Aggregate Principal Amount:	2021 Notes: $250,000,000 2026 Notes: $750,000,000

Gross Proceeds:	2021 Notes: $256,592,500 2026 Notes: $747,712,500

Maturity Date:	2021 Notes: February 15, 2021 2026 Notes: June 15, 2026

Coupon:	2021 Notes: 3.400% 2026 Notes: 3.700%

Benchmark Treasury:	2021 Notes: 1.250% UST due March 31, 2021 2026 Notes: 1.625% UST due February 15, 2026

Benchmark Treasury Price and Yield:	2021 Notes: 99-09 3⁄4; 1.396% 2026 Notes: 97-07+; 1.936%

Spread to Benchmark Treasury:	2021 Notes: T + 140 basis points 2026 Notes: T + 180 basis points

Price to Public:	2021 Notes: 102.637% of principal amount, plus accrued interest from February 8, 2016 2026 Notes: 99.695% of principal amount

Yield to Maturity:	2021 Notes: 2.796% 2026 Notes: 3.736%

Interest Payment Dates:	2021 Notes: February 15 and August 15, commencing August 15, 2016 2026 Notes: June 15 and December 15, commencing December 15, 2016

Record Dates:	2021 Notes: February 1 and August 1 2026 Notes: June 1 and December 1

Make-Whole Call:

2021 Notes: Prior to January 15, 2021 (one month prior to the maturity date of the 2021 Notes), at greater of par and make-whole at discount rate of Treasury plus 30 basis points

2026 Notes: Prior to March 15, 2026 (three months prior to the maturity date of the 2026 Notes), at greater of par and make-whole at discount rate of Treasury plus 30 basis points

Par Call:

2021 Notes: At any time on or after January 15, 2021 (one month prior to the maturity date of the 2021 Notes)

2026 Notes: At any time on or after March 15, 2026 (three months prior to the maturity date of the 2026 Notes)

Trade Date:	April 26, 2016

Settlement Date:

May 6, 2016 (T+8)

We expect to deliver the notes against payment for the notes on the eighth business day following the pricing of the notes (“T+8”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next four succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+8, to specify alternative settlement arrangements to prevent a failed settlement.

Use of Proceeds:	We expect to receive net proceeds of approximately $995.93 million from the sale of the notes to the underwriters, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay in full the Senior Secured Tower Revenue Notes, Series 2010-2, Class C-2017 and the Senior Secured Tower Revenue Notes, Series 2010-5, Class C-2017, each issued by certain of our subsidiaries, and to repay a portion of the outstanding borrowings under our senior unsecured revolving credit facility.

Certain of the underwriters or their respective affiliates are lenders under our senior unsecured revolving credit facility and affiliates of certain underwriters serve other roles under our senior unsecured revolving credit facility. As a result, certain of the underwriters or their affiliates expect to receive a portion of the net proceeds from this offering to the extent used to repay the senior unsecured revolving credit facility.

CUSIP:	2021 Notes: 22822V AA9 2026 Notes: 22822V AC5

ISIN:	2021 Notes: US22822VAA98 2026 Notes: US22822VAC54

Denominations/Multiple:	$2,000 × $1,000

Joint Book-Running Managers:

Barclays Capital Inc.

Credit Agricole Securities (USA) Inc.

Morgan Stanley & Co. LLC

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Senior Co-Managers:	Wells Fargo Securities, LLC SG Americas Securities, LLC RBS Securities Inc.

Co-Manager:	PNC Capital Markets LLC

*	A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, Barclays Capital Inc. (toll-free) at 1-888-603-5847, Credit Agricole Securities (USA) Inc. (toll-free) at 1-866-807-6030, Morgan Stanley & Co. LLC (toll-free) at 1-866-718-1649, SunTrust Robinson Humphrey, Inc. (toll-free) at 1-800-685-4786, or TD Securities (USA) LLC (toll-free) at 1-855-495-9846.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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